Exhibit 99.3


                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (U.S. dollars in thousands, except share and per share data)

                                            THREE MONTHS                 THREE MONTHS                  SIX MONTHS
                                           ENDED JUNE 30,               ENDED MARCH 31,               ENDED JUNE 30,
                                    --------------------------   ---------------------------   --------------------------
                                        2006          2005           2006           2005           2006          2005
                                    ------------  ------------   ------------   ------------   ------------  ------------
Revenues                               $209,493      $121,635       $219,110       $116,995       $428,603      $238,630
                                    ------------  ------------   ------------   ------------   ------------  ------------

Costs and expenses:

  Costs of goods sold *                 160,779        87,476        174,380         85,371        335,159       172,847
  Research and development, net*         12,996         9,274         11,290          8,175         24,286        17,449
  Selling and marketing *                13,666         8,580         13,921          8,484         27,587        17,064
  General and administrative *            9,199         4,037          4,973          2,463         14,172         6,500
                                    ------------  ------------   ------------   ------------   ------------  ------------
Total costs and expenses                196,640       109,367        204,564        104,493        401,204       213,860
                                    ------------  ------------   ------------   ------------   ------------  ------------

Operating income                         12,853        12,268         14,546         12,502         27,399        24,770
Financial income, net                     1,512         2,988          1,366          1,562          2,878         4,550
Other income, net                             -             -          1,184              -          1,184             -
                                    ------------  ------------   ------------   ------------   ------------  ------------

Income before taxes on income            14,365        15,256         17,096         14,064         31,461        29,320
Taxes on income                           1,112             -          1,414              -          2,526             -
                                    ------------  ------------   ------------   ------------   ------------  ------------
Income after taxes on income             13,253        15,256         15,682         14,064         28,935        29,320

Equity in losses of an affiliate          1,334           656          1,208            963          2,542         1,619
Minority interest in earnings of
  a subsidiary                            8,786         7,976          8,823          8,084         17,609        16,060
                                    ------------  ------------   ------------   ------------   ------------  ------------

Net income                               $3,133        $6,624         $5,651         $5,017         $8,784       $11,641
                                    ============  ============   ============   ============   ============  ============

Basic net earnings per share              $0.08         $0.18          $0.15          $0.14          $0.23         $0.32
                                    ============  ============   ============   ============   ============  ============

Diluted net earnings per share            $0.08         $0.17          $0.14          $0.13          $0.22         $0.30
                                    ============  ============   ============   ============   ============  ============

  Weighted average number of shares
    used in computing basic net
    earnings per share               37,957,382    36,039,809     37,596,152     35,748,892     37,776,767    35,894,351
                                    ============  ============   ============   ============   ============  ============

  Weighted average number of shares
    used in computing diluted net
    earnings per share               42,465,375    41,070,719     41,344,978     38,479,010     41,905,177    39,774,865
                                    ============  ============   ============   ============   ============  ============


  * Stock based compensation expense
    is included in the following
    line items:

      Cost of goods sold                   $187           $45           $204            $49           $391           $94
      Research and development, net         726           225            821            245          1,547           470
      Selling and marketing                 691           296            978            321          1,669           617
      General and administrative            710           156          1,014            172          1,724           328
                                    ------------  ------------   ------------   ------------   ------------  ------------

      Total                              $2,314          $722         $3,017           $787         $5,331        $1,509
                                    ============  ============   ============   ============   ============  ============
